Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

By Electronic Mail

June 15, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 15, 2022 The Nasdaq Stock Market LLC (the "Exchange") received from Feutune Light Acquisition Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, consisting of one share of Class A Common Stock, $0,0001 par value, one-half of one redeemable Warrant, and one right

Class A Common Stock, par value $0.0001 per share

Redeemable Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50

Rights, each right exchangeable for one-tenth (1/10) of one share of Class A common stock at the closing of a business combination

We further certify that the securities described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi